Exhibit 99.3

Alcobra Ltd.

The 2010 Incentive Option Plan

1.	PURPOSE OF THE PLAN

The purpose of this 2010 Incentive Option Plan (the “Plan”) is to advance the interests of Alcobra Ltd. (the “Company”) and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to employees, office holders and service providers and promoting a close identity of interests between those individuals and entities and the Company.

2.	DEFINITIONS

As used herein, the following definitions shall apply:

2.1.	"Administrator" means the Board or the Committee, as shall administer the Plan, as set forth herein.

2.2.	“Articles” mean the Company’s Articles of Association, as amended from time to time.

2.3.	"Board" means the Board of Directors of the Company.

2.4.	"Committee" means the Company’s compensation committee, or in the case there is no such committee, a committee appointed in order to administer the Plan, and until such committee is appointed, the Board.

2.5.	“Companies Law” means the Israeli Companies Law 5759 - 1999.

2.6.	"Employee" means: (I) any person, employed by the Company or employed by any Related Entity; and (II) any Office Holder (as such term is defined in the Companies Law), officer or Director of the Company or a Related Entity.

2.7.	“Exercise Price” means the price that is to be paid in order to exercise an Option.

2.8.	“Group” means the Company and the Related Entities taken together.

2.9.	“IPO” means an initial public offering of the Company's Shares.

2.10.	"Option" means an option to purchase a Share according to the provisions of this Plan.

2.11.	“Option Grant” means a single grant of Options to a certain Participant as determined by the Board or the Committee.

Alcobra Ltd. – 2010 Incentive Option Plan

2.12.	"Option Grant Letter Agreement" means the notice letter attached to this Plan as Exhibit A.

2.13.	"Participant" means a person or entity that has been granted Options.

2.14.	“Related Entity” means any parent or subsidiary of the Company. In addition, Related Entity shall include any business, corporation, partnership, limited liability company or other entity in which the Company, or the Company’s parent or a subsidiary holds a substantial ownership and/or interest, directly or indirectly, and is determined by the Board to be a Related Entity.

2.15.	“Service Provider” means a person or entity who is engaged by the Company or any Related Entity to render services (e.g., consulting services, advisory services, development services, marketing and sale services or any other services, including suppliers) to the Company or a Related Entity.

2.16.	"Share" means the Company’s Ordinary Share of NIS 0.01 par value, or that was issued following an exercise of an Option.

2.17.	“Total Option Amount” means the amount of Options granted to a Participant in a single Option Grant.

3.	ADMINISTRATION OF THE PLAN

3.1.	Subject to the provisions of the Plan, any applicable law, the Articles and any other binding commitments taken by the Company, the Board or the Committee shall have the power and authority to administer the Plan. Such power and authority shall include, but not be limited to: (i) approval of Option Grants and the determination of the terms and provisions of respective Option Grants, including, the vesting schedules of the Options; the Exercise Price thereof; provisions concerning the time or times when and the extent to which Options may be exercised; the nature and duration of restrictions as to transferability; or any other special conditions relating to an Option Grant; (ii) the acceleration of any Participant’s right to exercise Options, in whole or in part; (iii) the interpretation of the provisions of the Plan; (iv) altering, amending or rescinding any resolution or act previously taken by the Committee; and (v) the determination of any other matter which is necessary or desirable for, or incidental to, the administration of the Plan, as set forth in the Plan.

3.2.	Notwithstanding the above, the Board shall have the power and authority to take any act the Committee is empowered and authorized to take, and to alter amend or rescind any act or resolution taken by the Committee.

Alcobra Ltd. – 2010 Incentive Option Plan

3.3.	The Committee shall consist of such number of directors as may be appointed by the Board.

3.4.	The Board shall have the exclusive discretion and power to grant Options. Such power may be delegated by the Board to the Committee subject to the provisions of the Companies Law.

3.5.	All Committee resolutions and decisions, including the interpretation and construction of any provision of the Plan, shall be final and conclusive unless otherwise determined by the Board.

3.6.	No member of the Board or of the Committee shall be held liable for any act or determination made in good faith with respect to the Plan or any Option Grant.

4.	SHARES RESERVED FOR THE PLAN

4.1.	Subject to adjustments, as set forth in Section 9 below, a total of 2,118,531 Ordinary Shares, of NIS 0.01 par value each, from the Company’s authorized share capital shall be reserved and subject to the Plan (the “Reserved Shares”).

4.2.	Until termination of the Plan the Company shall at all times reserve sufficient number of Ordinary Shares in its authorized share capital to cover for all Reserved Shares that were not issued.

4.3.	Without derogating from Section 4.2 above:

4.3.1.	The Company need not reserve Shares with respect to Options that terminated, expired or were canceled for any reason prior to exercise thereof.

4.3.2.	In the case that there are certain Reserved Shares, which remain unissued and which are not subject to outstanding Options, then the Board may resolve that such Reserved Shares shall cease to be reserved.

5.	DESIGNATION OF PARTICIPANTS; OPTION GRANTS

5.1.	The Board may grant Option Grants to the following persons and entities:

5.1.1.	Employees.

5.1.2.	Service Providers and their employees.

5.2.	Unless determined otherwise by the Board or Committee, a Participant shall not be required to pay any consideration for an Option Grant.

Alcobra Ltd. – 2010 Incentive Option Plan

6.	VESTING; EXERCISE PERIOD

6.1.	Unless determined otherwise by the Committee or Board, upon approval of the Option Grant or thereafter, Options underlying an Option Grant shall vest over four years, commencing on the vesting commencement date (the "Vesting Commencement Date") as determined by the Committee.

6.2.	The vesting schedule of each Option Grant shall be as determined by the Committee. However, unless determined otherwise by the Committee or Board, upon approval of the Option Grant or thereafter, the following shall apply:

25% of the Total Option Amount shall vest on the first anniversary of the Vesting Commencement Date, and additional 6.25% of the Total Option Amount shall vest on the last day of each three months period immediately after the first anniversary of the Vesting Commencement Date.

In the case that as a consequence of the vesting schedule mentioned above a fraction of vested Option is created, then such fraction shall be rounded up or down, as determined by the Board.

6.3.	Notwithstanding anything to the contrary in this Plan, all Options shall terminate and not bestow any rights on their owner after ten years from the date the Options were granted. All Options that have not been exercised by such date shall expire immediately and the Participants shall not have any claim against the Company with respect thereto.

6.4.	The period within which Options are exercisable shall be called the “Exercise Period”. Options which have not been exercised during the Exercise Period shall expire immediately, and will be automatically returned to the Options pool and may be re-allocated.

7.	TERMINATION OF EMPLOYMENT WITH THE GROUP

In the event that the Participant is an Employee at the time of the Option Grant, whose employment with the Group was subsequently terminated, for whatever reason but subject to Section 7.6 (including but not limited to (i) dismissal of a Participant or (ii) a Participant’s resignation, or (iii) death of a Participant or (iv) disability of a Participant), then the following provisions shall apply:

7.1.	The date on which employment was terminated under applicable labor laws, or, in the case an Employee is not an employee under applicable labor laws the date in which such Employee ceases to be an Employee as defined in the Plan, shall be deemed the date in which such Employee’s employment was terminated (“Employment Termination Date”).

7.2.	On the Employment Termination Date all Options that are not vested shall immediately expire.

Alcobra Ltd. – 2010 Incentive Option Plan

7.3.	In the event that the Participant's termination of employment is not due to the Participant's death (but does include termination due to Disability), then the Participant will be entitled to exercise all, or part of, the vested Options that have not expired, for a period of thirty (30) days after the Employment Termination Date. After such thirty days period, all unexercised Options will automatically expire.

For purposes of this Section 7.3, "Disability" shall mean the inability in 100%, due to illness or injury, to engage in any gainful occupation for which the individual is suited by education, training or experience, which condition continues for at least six (6) months.

7.4.	Notwithstanding the above, in the event of termination of employment due to the Participant's death or Disability, the Participant (if applicable) or Participant's estate, or other person who acquired the right to exercise the Options by way of bequest or inheritance, may, but only within six (6) months after the date of such death or the Employment Termination Date (in the case of Disability), exercise all, or part of, the vested Options that have not expired. After such six (6) months period, all unexercised options shall automatically expire.

7.5.	Notwithstanding Section 7.3 above, all Options granted to a certain Employee (whether vested or unvested) will immediately expire if the termination of the Participant’s employment is due to Participant’s breach of his/her employment agreement (whether written or oral) including without limitation, a breach of non compete obligations, or breach of his/her fiduciary duties towards the Company or a Related Entity as determined by the Committee or the Board, in their sole discretion, or in the case that competent court or other authority resolves that such employee is not entitled to discharge compensation.

7.6.	For the purposes of this Plan, the Committee or Board is authorized to determine if and when a Participant terminated his/her employment with the Company, and due to what reason, subject to the provisions of Israeli labor laws with respect to Israeli employees.

7.7.	The Committee or the Board shall be entitled, prospectively and retroactively, to extend the periods in which Options (either vested or unvested) do not expire and remain exercisable after the Employment Termination Date.

Alcobra Ltd. – 2010 Incentive Option Plan

8.	TERMINATION OF ENGAGEMENT WITH THE GROUP

In the event that a Participant is not an Employee, and the agreement of such Participant with the Group is terminated, then, unless otherwise specified in the Option Grant Letter Agreement, or otherwise determined by the Committee, on the date of such termination, all Options that have not vested by then shall expire and the vested options shall remain exercisable as specified in sections 7.3, 7.4 or 7.5, as the case may be, which shall apply mutatis mutandis to such Participant (where if such Participant has more than one agreement with the Group, then the foregoing shall apply to the Options underlying the terminated agreement or issued in connection therewith).

9.	ADJUSTMENTS

9.1.	Merger, Sale of the Company or Sale of the Company’s Assets.

In the event of a merger of the Company into another corporation, in a way that the Company shall no longer continue to exist as a legal entity subsequent to such merger, the sale of all, or substantially all of the Company’s issued and outstanding shares to a third party or the sale of all, or substantially all of the assets of the Company (each of them, a “Transaction”), then the following provisions shall apply:

9.1.1.	Each outstanding Option shall be assumed by, or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation.

9.1.2.	In the event that the successor corporation does not agree to assume the Options or to substitute them with equivalent options, the Committee may in lieu of such assumption or substitution, provide for the Participant to have the right to exercise the Options as to all, or part of the Shares, including certain Shares as to which it would not otherwise be exercisable.

9.1.3.	In addition to Section 9.1.2 above, and if Section 9.1.1 does not apply, the Committee may notify the Participants that all Options that are exercisable shall remain so for a period of no less then seven (7) days from the date of such notice, and that all Options will terminate upon the expiration of such period. In any case, the Committee may condition the termination of all said Options upon consummation of the Transaction.

9.2.	Bonus Shares

In the event that the Company issues any of its shares as bonus shares to all its shareholders, on a pro rata basis, then the number of Shares received upon exercise of certain Options shall be increased to the number of Shares the Participant would have held after the issuance of the bonus shares had such Participant exercised such Options immediately before the issuance of the bonus shares.

9.3.	Reorganization; Separation

If the Company is separated, reorganized, or consolidated with another corporation (other than as part of a Transaction) while Options which were not yet exercised remain outstanding under this Plan, the Company shall use reasonable efforts to maintain the rights of each Participant through such separations, reorganizations or consolidations, or compensate the Participant for such event in lieu of the Options such Participant holds. The Committee, at its sole discretion, shall determine what steps shall be taken according to this section 9.3.

Alcobra Ltd. – 2010 Incentive Option Plan

9.4.	Changes in Capitalization

If the outstanding shares of the Company shall at anytime be changed or exchanged by declaration of a share split, reverse share split, combination or reclassification of Ordinary Shares, or any other increase or decrease in the number Company’s Ordinary Shares effected without receipt of consideration by the Company from the shareholders, then the number, class and kind of Shares subject to this Plan or subject to any Options therefore granted, and the Exercise Prices of the Options, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Exercise Prices of the Options (except in case the Exercise Price is equal to the par value of the shares, in which case the Exercise Price will be increased respectively). However no adjustment shall be made by reason of the distribution of subscription rights on outstanding shares, or conversion of securities into shares of the Company.

9.5.	Other terms and conditions

9.5.1.	The allocation of each Option Grant hereunder is subject to the relevant Participant’s agreement to sign any document he/she is required to sign pursuant to the provisions of this section 9. If a Participant refuses to sign any such documents, the Committee or Board may determine that the Options held by the Participant or by a trustee for such Participant’s benefit shall immediately expire.

9.5.2.	Such adjustments as mentioned in this Section 9 shall be made by the Committee, whose determination in such respect shall be final, binding and conclusive.

9.5.3.	Anything herein to the contrary notwithstanding, if prior to an IPO, there is a bona fide offer to purchase all or substantially all of the issued and outstanding shares of the Company, or upon a reorganization separation or the like, all or substantially all of the shares of the Company are to be exchanged for securities of another company, then each Participant shall be obliged to sell or exchange (in accordance with the value of such Participant’s Options and Shares pursuant to the terms of such transaction) as the case may be, any Shares such Participant purchases hereunder, in accordance with the instructions issued by the Board in connection with such transaction, which will be given according to a policy of the Board concerning all of the Participants under the Plan.

10.	ASSIGNABILITY AND SALE OF OPTIONS

No Option shall be assignable, transferable, given as collateral, hypothecated pledged or encumbered and no right with respect to the Options shall be given to any third party whatsoever, and during the lifetime of each Participant, each and all of such Participant’s rights to purchase Shares hereunder shall be exercisable only by such Participant.

Alcobra Ltd. – 2010 Incentive Option Plan

11.	TERM AND EXERCISE OF OPTIONS

11.1.	Options shall be exercised by a Participant by giving written notice to the Company, in the form substantially attached hereto as Exhibit B or such other form(s) and method as may be determined by the Company from time to time (the “Exercise Notice”).

11.2.	The Exercise Price and applicable withholding taxes, if any, shall be payable upon the exercise of the Option in either: (i) cash or by check; (ii) by delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee; or (iii) Payment may be made by any other method approved or accepted by the Committee in its discretion, which may include procedures for net exercise.

11.3.	The Exercise Price will be paid in NIS, or if the Exercise Price is fixed in U.S. dollars, in U.S. dollars or in accordance with the representative rate of exchange of the U.S. dollar, last published by the Bank of Israel at the time of actual payment, or as provided for by the Company.

11.4.	Each Participant will be entitled to exercise, upon signing the Exercise Notice and any additional documents as required by the Company, and paying the Exercise Price, all, or part of the Options that are vested at the Exercise Period.

11.5.	Options shall not be deemed exercised unless: (I) the Company receives duly signed Exercise Notice including all relevant details; and (II) the Company receives the Exercise Price.

11.6.	The Options may be exercised only to purchase whole Shares, and in no case may a fraction of a Share be purchased. If any fractional Shares would be deliverable upon exercise, such fraction shall be rounded up or down, to the nearest whole number. Half of a Share will be rounded up.

11.7.	Each Option granted under this Plan shall be exercisable during the Exercise Period. Subject to adjustments, as set forth in Section 9 above, the exercise of one Option shall entitle the Participant to hold one Share.

11.8.	Without derogating from any restrictions mentioned hereinabove, the exercise of the Options is being subject to the following terms, restrictions and conditions as may be in effect on the time of the exercise of the Options is requested: (i) any applicable law or regulation; (ii) any order or limitation set by any stock exchange in which the Company’s securities may be traded (e.g., blackout periods, and lock up after an IPO); and (iii) any limitation undertaken by the Company with respect of the shares of the Company, including limitations set forth by Company’s underwriters. Such period of restriction of sale or exercise shall not be counted as part of the applicable exercise period.

Alcobra Ltd. – 2010 Incentive Option Plan

11.9.	Notwithstanding the foregoing, starting as of the Employment Termination Date of a certain Participant and during the period that the vested Options are exercisable, the Company shall be entitled (subject to the provisions of applicable law) to purchase the vested Options held by such Participant by sending the Participant a purchase notice (the "Purchase Notice"). The purchase price of each Option shall be the Market Value of an Ordinary Share less the Exercise Price of the Option. The Market Value of an Ordinary Share shall be determined as follows: (i) in case the Company's shares are listed on a stock exchange, the Market Value shall be the average price of the Shares during 5 days prior to the Purchase Notice; or (ii) in case the Company's shares are not traded, the Market Value shall be the value determined in good faith unanimously by the Board and in the event the Board members are unable to reach an agreement with respect to the Market Value within 10 days of the Purchase Notice to the Participant, the Board will refer to an external expert. The Committee or the Board shall be entitled to establish further processes for the purchase of the Options as set forth above, provided, however, that if the Company receives the Participant’s Exercise Notice prior to the receipt of the Purchase Notice from the Company, then the Company’s right to purchase the said Options shall become null and void and the Participant may exercise the vested Options pursuant to their terms.

12.	RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

12.1.	No Participant shall have any of the rights or privileges of a shareholder of the Company with respect to any of the Shares, unless and until, following exercise, the registration of the Participant as holder of such Shares in the Company’s register of members is duly completed.

12.2.	The rights and obligations attached to the Shares will be as set forth in the Articles. The Shares may be subject to rights of first refusal, co-sale rights and other rights specified in the Articles.

12.3.	The Participant waives any of the following rights to the extent such rights are attached to the Shares: (i) pre-emptive rights in relation to issuance of new securities in the Company; (ii) rights of first refusal in relation with any sale of shares of the Company; (iii) co-sale rights in relation with any sale of shares of the Company.

Alcobra Ltd. – 2010 Incentive Option Plan

12.4.	Unless provided otherwise by the Committee, until an IPO, all voting rights, and rights to receive information from the Company with respect to the Shares shall be granted to the Board or as determined by the Board, in accordance with Exhibit C attached hereto.

12.5.	Without derogating from any restrictions mentioned hereinabove, by accepting an Option Grant, each Participant agrees that the sale or disposal of Shares is subject to the following terms, restrictions and conditions as may be in effect on the time when such sale or disposal is requested: (i) any applicable law or regulation; (ii) any order or limitation set by any stock exchange in which the Company’s securities may be traded (e.g., blackout periods, and lock up after an IPO); and (iii) any limitation undertaken by the Company with respect of the shares of the Company, including limitations set forth by Company’s underwriters.

12.6.	Until an IPO the Company shall have the authority to endorse upon the certificate or certificates representing the Shares such legends referring to the foregoing restrictions, and any other applicable restrictions, as it may deem appropriate (and which do not violate the Participant's rights according to this Agreement).

12.7.	By accepting an Option Grant, each Participant agrees that in the case of an IPO or after registering the Company’s securities for trading, to sign any document and approve any resolution or restriction upon the Shares, or modify the terms of allocation of the Shares, if such Participants signature or approval or such restriction or modification were reasonably required, in the Committee’s discretion, in order to facilitate the Company in meeting all the underwriters and stock exchange demands and all applicable securities and corporate laws and regulations.

12.8.	The Participant shall not sell, pledge, transfer or otherwise dispose of any Shares in transactions which violate, according to the Company’s sole discretion, any applicable laws, rules and regulations, or the Articles.

12.9.	No transfer of Shares shall be effective if the Committee determines that the transferee is a competitor of the Company (either directly or indirectly).

12.10.	Notwithstanding anything to the contrary in this Section 12, as long as Shares are held by a trustee for the benefit of a Participant (if applicable) the Shares shall not be sold, pledged, transferred or otherwise disposed of, by the Participant until an IPO, or until such time or event as determined by the Committee, either individually or with respect to all Participants.

Alcobra Ltd. – 2010 Incentive Option Plan

13.	TERM OF THE PLAN

This Plan shall be effective as of January 1, 2010, which is the day it was adopted by the Board and shall terminate when all the Options are exercised into Shares or expired in accordance with the provisions of this Plan or such other date as shall be determined by the Board, which date shall be no later than January 1, 2020.

14.	AMENDMENTS; TERMINATION

14.1.	The Board may, at any time and from time to time, amend, alter or terminate the Plan, provided, however, that the rights of the Participants shall not be adversely affected, unless such Participants agreed to such amendment, alteration or termination.

14.2.	The Plan may be terminated at any time by an action of the Board, but any such termination will not terminate any Options granted under this Plan, which are then outstanding, without the consent of the Participant that is holding such Options.

15.	BINDING EFFECT

The provisions of the Plan shall be binding upon the heirs, executors, administrators, and successors of the Participants.

16.	GOVERNMENT REGULATIONS AND OTHER RESTRICTIONS

16.1.	This Plan, the Option Grant Letter Agreements, the grant and exercise of Options hereunder, the obligation of the Company to issue the Shares, and any other act or obligation of the Company or any related individual or entity acting in connection with this Plan are all subject to the Articles, all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other state having jurisdiction over the Company and any Participant.

16.2.	By accepting an Option Grant, each Participant agrees not to sell, pledge, transfer or otherwise dispose of any of the Shares such Participant may hold except in compliance with: (I) the United States Securities Act of 1933, as amended, and the rules and regulations thereunder if applicable; and (II) the Israeli Securities Law 5728 – 1968; and (III) any other applicable securities law, regulations or other rules set by any stock exchange in which the Company's securities may be traded; and to further agree that certificates evidencing any of such Shares shall bear appropriate legend to reflect such restrictions. The Company does not obligate itself to register any shares under the United States Securities Act of 1933, as amended or any other securities laws.

Alcobra Ltd. – 2010 Incentive Option Plan

17.	TAX CONSEQUENCES, INDEMNIFICATION

17.1.	Any tax consequences (pursuant to Israeli or any other applicable law that the relevant Participant is subject to), including tax consequences due to adjustments, made in accordance with Section 9 above, arising from the grant or exercise of any Option, the payment for Shares covered thereby, or any other event or act (of the Company or any Participant) relating to the Plan, shall be borne solely by each Participant.

17.2.	The Company and/or the Board and/or the Committee and/or a trustee for the Plan shall not be required to release any Share certificates or transfer any Shares to a Participant until all required tax payments have been fully made.

17.3.	The Company may withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. In the case that applicable law requires so, the Company shall deduct taxes at source. Such deduction may be made from any proceeds attributed to the exercise of the Options and sale of Shares, or from any proceeds the Participant is entitled to receive from the Group or other proceeds such Participant owns and are held by the Group, including from Participant’s salary or other proceeds he/she is entitled to receive from the Company or a Related Entity. It is explicitly stated herein that each Participant who is an Employee, by accepting an Option Grant agrees to the deduction from his/her salary of any amounts that in the Company’s determination are required to be deducted under applicable law in connection with the Plan. In any such case, the Company shall be entitled to offset any amounts due to such Participant on account of such taxes.

17.4.	In the case that the Company, or any other person on its behalf is required to pay taxes, that under applicable law should have been paid by the Participant, then such Participant shall immediately either pay such tax, or, if such tax was already paid, reimburse the Company, or such other person for the total amount paid.

17.5.	Neither the Company, nor any Related Entity nor anyone on their behalf, shall give, or be deemed to be giving any Participant, or a potential Participant, advice regarding tax consequences relating to the Plan and issuance of securities thereunder. Each Participant shall rely solely, while considering participation in the Plan, on the advice of such Participant’s consultants.

18.	CONTINUANCE OF EMPLOYMENT OR ENGAGEMENT

Neither the Plan nor any Option Grant shall be construed to impose any obligation on any entity included in the Group to continue any Participant’s employment with it (in the case that the Participant is an Employee) or to maintain any business engagement with such Participant. Nothing in the Plan or in any Option Grant shall confer upon any Participant any right to continue to be employed by the Group or to maintain any other business engagement with it, or restrict the right of any entity included in the Group to terminate such employment or business engagement at any time.

Alcobra Ltd. – 2010 Incentive Option Plan

19.	RULES PARTICULAR TO SPECIFIC COUNTRIES

19.1.	Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to particular types of Participants as determined by the Board (for example, Israeli employees, employees that are subject to US taxation) by an addendum to the Plan (the “Appendix”).

19.2.	The Company may adopt one or more Appendixes. Each Appendix shall be approved by the Board and as required or advisable under applicable law.

19.3.	The terms of an Appendix shall govern only with respect to the types of Participants specified in such Appendix.

19.4.	In the case that the terms and conditions set forth in an Appendix conflict with any provisions of the Plan, the provisions of the Appendix shall govern with respect to Participants that are subject to such Appendix, provided, however, that such Appendix shall not be construed to grant the Participants rights not consistent with the terms of the Plan, unless specifically provided in such Appendix.

20.	NON-EXCLUSIVITY OF THE PLAN

20.1.	The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options other than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

20.2.	The grant of Options hereunder shall neither entitle the recipient thereof to participate, nor disqualify him from participating in, any other grant of Options pursuant to this Plan or any other option or stock plan of the Company.

21.	MULTIPLE AGREEMENTS; OTHER CORPORATE ACTIONS

21.1.	The terms of each Option Grant may differ from other Options Grants granted under the Plan at the same time, or at any other time. The Board may also grant more than one Option Grant to a certain Participant during the term of this Plan, either in addition to, or in substitution for, one or more Option Grants previously granted to such Participant.

Alcobra Ltd. – 2010 Incentive Option Plan

21.2.	Under no circumstances shall the Plan be construed to grant any right to a Participant, or any other third party, to postpone, delay or affect any corporate action resolved by the Company.

22.	GOVERNING LAW & JURISDICTION

This Plan shall be governed by, construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. Any dispute or claim shall be put to the Board’s resolution. Subject to the above, the competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matter pertaining to this Plan, and any other issue related to it.

23.	NO WAIVER

The failure of the Company or any other party acting on its behalf or assisting it in implementing the Plan to enforce at any time any provisions of the Plan shall not be construed to constitute a waiver of such provision or of any other provision hereof.

24.	NOTICES

24.1.	Any notice, request, demand or other communication required or permitted under the Plan shall be in writing and shall be deemed to have been duly given, made and received only by personal delivery or if sent by certified mail, postage prepaid, return receipt requested, overnight delivery service, facsimile transmission (with confirmation of delivery), or confirmed e-mail to the address of the Company (if sent to the Company), or to the address of the Participant as such was provided by him in the Option Grant Letter Agreement, unless such address is changed by written notice received by the Company.

24.2.	Except as otherwise set forth herein, any notice sent by mail shall be deemed to be given six days after deposit with the relevant post service; any notice sent by overnight delivery service shall be deemed given the first business day after deposited with the delivery service; and any notice sent by facsimile transmission or e-mail, shall be deemed given when transmitted if sent during normal business hours or if not, on the next business day; and any notice given by personal delivery shall be deemed given on the date of delivery.

24.3.	In the case a certain Participant changes his or her contact details, in a way that the contact details provided to the Company by him do not enable the Company to provide notices and other communications to such Participant, then such Participant shall be deemed to have waived his or her right to receive any notices, and the Committee shall have the right, in its sole discretion, to take any appropriate action under the circumstances.

Alcobra Ltd. – 2010 Incentive Option Plan

Appendixes

Appendix A: Terms of grant of options to Israeli employees

Appendix B: Terms of Options granted to United States Employees and Service Providers

Exhibits:

Exhibit A: Option Grant Letter Agreement

Exhibit B: Form of Exercise Notice

Alcobra Ltd. – 2010 Incentive Option Plan

Appendix A

Terms of grant of Options to Israeli employees

1.	Purpose of the Appendix

1.1.	This Appendix (the “Appendix”) is made as part of the Plan (as defined herein whereas all terms not otherwise defined herein shall have the meaning ascribed to them in the Plan) and pursuant to the provisions of Section 102 of the Income Tax Ordinance (as defined herein).

1.2.	This Appendix governs grants of Options to Israeli Employees, either by a Trustee, or without a Trustee.

2.	Definitions

As used herein, the following definitions shall apply:

2.1.	“Capital Gain Method” means choosing the alternative of capital gain method under Section 102.

2.2.	“Eligible Participant” means any employee as such term is defined in Section 102. Without derogating from the foregoing Eligible Participant shall include any employee or Office Holder (as such term is defined in the Companies Law) of the Company or any Subsidiary except for such persons that are deemed to be ‘Ba’al Shlita’ under Section 32 to the Income Tax Ordinance.

2.3.	"Deposit Date" means the date in which options were deposited with the Trustee for the benefit of a certain Participant.

2.4.	“Income Tax Authorities” mean the Israeli income tax authorities that are authorized to give approvals in relation with this Appendix and Option Grants to Eligible Participants.

2.5.	“Income Tax Ordinance” means the Israeli Income Tax Ordinance (New Version) 1961, as amended from time to time.

2.6.	“Labor Income Method” means choosing the alternative of labor income method under Section 102.

2.7.	“Participant” means any Eligible Participant who is granted with Options.

2.8.	“Plan” means the 2010 Incentive Option Plan this Appendix is attached to.

2.9.	“Realization Event” means, with respect to each Option Grant granted to a certain Participant, the earlier to occur of: (I) transfer of Securities from the Trustee to such Participant; or (II) the sale of Shares by the Trustee; or (III) one day before such Participant is no longer an Israeli resident (as provided for in Section 100A to the Income Tax Ordinance).

Alcobra Ltd. – 2010 Incentive Option Plan

2.10.	“Release Term” means: (i) in the case of Capital Gains Method, a period ending twenty four (24) months after the Deposit Date; (ii) In the case of Labor Income Method ‘Release Term’ shall mean a period ending twelve (12) months after the Deposit Date.

2.11.	“Section 102” means Section 102 to the Income Tax Ordinance as amended from time to time, and / or as superseded and any rules regulations or instructions promulgated or enacted under such Section 102.

2.12.	“Securities” mean Options subject to a certain Option Grant and Shares received subsequent exercise of such Options.

2.13.	“Tax Method” means either Capital Gains Method or Labor Income Method.

2.14.	“Trust” means a trust, maintained under the Trust Agreement entered into between the Company and the Trustee for administration of grant of Options under Section 102.

2.15.	“Trust Agreement” means the agreement between the Company and the Trustee as may be in effect from time to time specifying the duties and authorities of the Trustee.

2.16.	“Trust Assets” mean all Securities and other assets held in Trust for the benefit of the Participants pursuant to this Appendix and the Trust Agreement

2.17.	“Trustee” means ESOP Trust Company Ltd. (and any successor Trustee) who was, or shall be appointed by the Board of Directors of the Company and approved by the Income Tax Authorities to hold the Trust Assets.

3.	Provisions of the Appendix shall govern

The provisions of the Appendix shall supersede and govern in the case of any inconsistency or conflict arising between the provisions of the Appendix and the provisions of the Plan, provided, however, that this Appendix shall not be construed to grant Participant rights not consistent with the terms of the Plan, unless specifically provided herein.

4.	Selection of Tax Method – Capital Gains Method

The Company chooses the Capital Gain Method (‘Maslul Revach Hon’). This choice may be changed in the future, by a Board resolution, provided, however, that the change in selection is permissible under the provisions of Section 102.

5.	Holding of Securities by the Trustee

5.1.	All Securities shall be issued to the Trustee to be held in the Trust for the benefit of the relevant Participants. All certificates representing Securities issued to the Trustee under this Appendix shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Options or Shares are released from the Trust as herein provided.

Alcobra Ltd. – 2010 Incentive Option Plan

5.2.	After the Release Term is over, a Participant shall be entitled to instruct the Trustee to transfer the Shares held for such Participant’s benefit to such Participant, provided, however, that the Trustee confirms that all applicable tax as set in Section 102 was actually paid and the Trustee holds a confirmation to that effect from Income Tax Authorities.

5.3.	In the case that the Company distributes dividends, than the amount of dividends with respect of Shares held in Trust shall be paid to the Participants that are the beneficial holders of such Shares, subject to deduction at source of the applicable tax.

6.	Provisions governing this Appendix and Plan

Notwithstanding anything to the contrary in the Plan or elsewhere in this Appendix:

6.1.	The Plan shall have one, sole, Trustee.

6.2.	The Appendix shall be subject to one Tax Method, unless the provisions of Section 102 allow otherwise.

6.3.	The Participants shall not be entitled to cause a Realization Event to occur unless the Release Term is fulfilled.

6.4.	All rights or benefits that are received subsequent to the grant or exercise the Options or the Shares underlying such Options (including and not limited to bonus shares) shall be deposited with the Trustee until the end of the Release Term, and all such rights and benefits shall be subject to the Tax Method selected by the Company.

7.	Effectiveness of the Appendix.

This Appendix shall become effective, and Option Grants may be granted hereunder only after receipt the required approvals under Section 102 from the Income Tax Authorities.

8.	Additional limitations

8.1.	The Company shall not issue Options to a Participant unless such Participant confirmed in writing that he/she is aware of the provisions of Section 102 and the applicable Tax Method, and such Participant agreed in writing to the terms of the Trust Agreement, and that he/she shall not cause a Realization Event to occur before the Release Term is over. The form for the above confirmation shall be determined by the Committee, and shall be attached to the Plan as Exhibit A.

Alcobra Ltd. – 2010 Incentive Option Plan

8.2.	By accepting an Option Grant, each Participant agrees irrevocably to discharge the Trustee, the Company and any other office holder, employee or agent thereof from any liability with respect of any action or decision duly taken and bona fide executed in relation with the Plan, or relating to any Option Grant or Shares.

8.3.	The Trustee shall use the voting rights vested in any such shares issued upon the exercise of any Options granted under the Plan, in accordance with Exhibit C of the Plan.

9.	Grant of Options not by a Trustee

Notwithstanding the above, the Company shall be entitled to allocate Option Grants not according to the Tax Methods, but by direct grant to Participants, provided, however, that the requirements of Section 102 are met.

Alcobra Ltd. – 2010 Incentive Option Plan

Appendix B

Terms of Options granted to United States
Employees and Service Providers

1.	Purpose of the Addendum

This Addendum (also referred to as the "Addendum") is part of the 2010 Incentive Option Plan of Alocbra Ltd. (the "Plan"). All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Addendum governs grants of Options to United States Employees and other Service Providers.

2.	Provisions of the Addendum

The provisions of the Addendum shall supersede and govern in the case of inconsistency between the provisions of the Addendum and the provisions of the Plan, provided, however, that this Addendum shall not be construed to grant to any Participant rights not consistent with the terms of the Plan, unless specifically provided herein.

3.	Eligibility

The individuals who shall be eligible to receive Option Grants under the Plan that are subject to the provisions of this Addendum shall be employees, directors and other individuals and entities who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”), and who render services to the management, operation or development of the Company or a Subsidiary and who have contributed or may be expected to contribute materially to the success of the Company or a Subsidiary. ISOs (as defined in Section 4 below) shall not be granted to any individual who is not an employee of a corporation for United States federal tax purposes. The term “Subsidiary” as used in this Addendum means a corporation or other business entity of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock.

4.	Terms and Conditions of Options

Every Option granted to a U.S. Person shall be evidenced by a written stock option agreement (the "Stock Option Agreement") in such form as the Committee shall approve from time to time, specifying the number of Shares that may be purchased pursuant to the Option, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option (“ISO”) or a nonqualified stock option (“NSO”) and such other terms and conditions as the Committee shall approve, and containing or incorporating by reference the following terms and conditions. The Plan and this Addendum shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

Alcobra Ltd. – 2010 Incentive Option Plan

(a) Duration. Each Option shall expire no later than ten (10) years from its grant date; provided, however, that no ISO granted to an Employee who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary shall expire later than five (5) years from its date of grant.

(b) Exercise Price. The exercise price of each Option shall be as specified by the Committee in its discretion; provided, however, that the price shall be at least 100 percent of the Fair Market Value (as hereinafter defined) of the Shares on the date on which the Board grants the Option (or shareholders resolution to grant such options, if such resolution is required), which shall be considered the date of grant of the Option for purposes of fixing the price; and provided, further, that the price with respect to an ISO granted to an Employee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any Subsidiary shall be at least 110 percent of the Fair Market Value of the Shares on the date of grant of the ISO. For purposes of the Plan, except as may be otherwise explicitly provided in the Plan or in any Stock Option Agreement, the “Fair Market Value” of a Share at any particular date shall be determined according to the following rules: (i) if the Shares are not at the time listed or admitted to trading on a stock exchange, the Fair Market Value shall be the closing price of the Shares on the date in question in the over-the-counter market, as such price is reported in a publication of general circulation selected by the Board and regularly reporting the price of the Shares in such market; provided, however, that if the price of the Shares is not so reported, the Fair Market Value shall be determined in good faith by the Board, which may take into consideration (1) the price paid for the Shares in the most recent trade of a substantial number of shares known to the Board to have occurred at arm’s length between willing and knowledgeable investors, (2) an appraisal by an independent party or (3) any other method of valuation undertaken in good faith by the Board, or some or all of the above as the Board shall in its discretion elect; or (ii) if the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the last known closing price of the Shares when the relevant Option Grant is approved by the Company. Notwithstanding Subsection (ii) above, the Administrator may adopt any other method in order to determine the Fair Market Value of a Share, as long as use of such method will not give rise to adverse tax consequences under Internal Revenue Code Section 409A.

(c) Notice of ISO Stock Disposition. The Participant must notify the Company promptly in the event that he sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO or (ii) the first anniversary of the date the shares were issued upon his exercise of the ISO.

Alcobra Ltd. – 2010 Incentive Option Plan

(d) Effect of Cessation of Employment or Service Relationship. The Committee shall determine in its discretion and specify in each Stock Option Agreement the effect, if any, of the termination of the Participant’s employment with or performance of services for the Company or any Subsidiary on the exercisability of the Option.

(e) No Rights as Stockholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate to him for the Shares. No adjustment shall be made for dividends or other rights for which the record date is earlier than the date the stock certificate is issued, other than as required or permitted by the Plan.

(f) Transferability of Options. Except as permitted by the Committee, and set forth in the terms of a Participant’s Stock Option Agreement, an Option shall not be assignable or transferable by the Participant except by will or by the laws of descent and distribution. During the life of the Participant, an Option shall be exercisable only by him, by a conservator or guardian duly appointed for him by reason of his incapacity or by the person appointed by the Participant in a durable power of attorney acceptable to the Company’s counsel.

5.	Requirements of Law

(a)	The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option if the issuance of such Shares will result in a violation by the Participant or the Company of any provisions of any law, statute or regulation of any governmental authority. Specifically, in connection with the Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option, the Company will not be required to issue Shares unless the Committee has received evidence satisfactory to it to the effect that the holder of the Option will not transfer such shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required. Any determination in this connection by the Committee shall be conclusive. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)	All other provisions of this Addendum and the Plan notwithstanding, this Addendum and the Plan shall be administered and construed so as to avoid any person who receives an Option Grant incurring any adverse tax consequences under Internal Revenue Code Section 409A. The Administrator shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Internal Revenue Code Section 409A.

Alcobra Ltd. – 2010 Incentive Option Plan

6.	Forfeiture for Dishonesty or Termination for Cause

Notwithstanding any provision of the Plan to the contrary, if the Committee determines, after full consideration of the facts, that:

(a) the Participant has been engaged in fraud, embezzlement, theft or commission of a felony in the course of his or her employment by or involvement with the Company, a Subsidiary or a parent corporation as defined in Section 424 of the Code or any direct or indirect subsidiary of such parent (an “Affiliate”) or has made unauthorized disclosure of trade secrets or other proprietary information of the Company, a Subsidiary, an Affiliate or of a third party who has entrusted such information to the Company, a Subsidiary or an Affiliate; or

(b) the Participant has violated the terms of any employment, noncompetition, nonsolicitation or proprietary information agreement to which he is a party; or

(c) the Participant’s employment or involvement with the Company, a Subsidiary or an Affiliate was terminated for “cause,” as defined in any employment agreement with the Participant, if applicable, or if there is no such agreement, as determined by the Committee, which may determine that “cause” includes among other matters the willful failure or refusal of the Participant to perform and carry out his or her assigned duties and responsibilities diligently and in a manner satisfactory to the Committee;

then the Participant’s right to exercise an Option shall terminate as of the date of such act (in the case of (a) or (b)) or such termination (in the case of (c)), the Participant shall forfeit all unexercised Options and shall be required to sell to the Company or, in the case the Company is not allowed to repurchase its own shares, to a third party approved by the Company, all or any part of the Shares acquired by the Participant prior to such event, at a price equal to the lesser of their Fair Market Value or the amount paid to the Company upon such transfer or exercise. If a Participant whose behavior the Company asserts falls within the provisions of (a), (b) or (c) above has exercised or attempts to exercise an Option prior to consideration of the application of this Section 6 or prior to a decision of the Committee, the Company shall not be required to recognize such exercise until the Committee has made its decision and, in the event any exercise shall have taken place, it shall be of no force and effect (and shall be void ab initio) if the Committee makes an adverse determination, provided, however, that if the Committee finds in favor of the Participant then the Participant will be deemed to have exercised the Option retroactively as of the date he or she originally gave notice of his or her attempt to exercise or actual exercise, as the case may be. The decision of the Committee as to the cause of a Participant’s discharge and the damage done to the Company shall be final, binding and conclusive. No decision of the Committee, however, shall affect in any manner the finality of the discharge of such Participant by the Company. For purposes of this Section 6, reference to the Company shall include any Subsidiary or Affiliate.

Alcobra Ltd. – 2010 Incentive Option Plan

7.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Participant by reason of the exercise of an Option, and as a condition to the receipt of any Option the Participant shall agree that if the amount payable to him by the Company and any Subsidiary in the ordinary course is insufficient to pay such taxes, then he shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.

Alcobra Ltd. – 2010 Incentive Option Plan

Exhibit A

Option Grant Letter Agreement

This letter agreement (the “Agreement”) is made is made as of _______ __, 20__, by and among Alcobra Ltd. (the “Company”), an Israeli Company with main place of business at [Address], Israel, and _________, an [Israeli citizen], I.D number _______ (the “Participant”).

Whereas	The Company adopted an Incentive Option Plan (together with applicable Appendixes, the “Plan”), a copy of which was reviewed by the Participant; and

Whereas	The Company resolved to grant to the Participant an Option Grant, subject to the terms and conditions herein; and

NOW, THEREFORE, it is agreed as follows:

1.	All terms not defined herein shall have the meaning ascribed to them in the Plan.

2.	The Company resolved to grant certain options (the “Option Grant”) to purchase the Company’s Ordinary Shares to the Participant.

3.	The terms of the Option Grant are as follows:

3.1.	Number of Options: _______ (____________________).

3.2.	Vesting Schedule – as defined in the Plan / ___________________. [Choose the relevant alternative]

3.3.	Vesting Commencement Date: _____ __, 200_.

3.4.	Exercise Price per options: US$____ per share.

3.5.	[Acceleration Terms: ________________________]

4.	The grant of the Option Grant is conditioned upon, and shall not become effective unless and until the Participant agreeing to the terms of this Agreement.

5.	Contact details and personal details of the Participant as supplied by it:

5.1.	Full name: _________.

5.2.	Identification / registration number: _____________. [For Israeli citizens or entities]

5.3.	Address: ______________.

5.4.	Telephone (home): _________.

5.5.	Cellular Phone: ____________.

5.6.	Facsimile: __________.

5.7.	E-mail: ____________.

6.	The grant is made in accordance with the terms of the Plan.

Alcobra Ltd. – 2010 Incentive Option Plan

7.	Prior to signing this Agreement Participant had the reasonable opportunity to review the Plan and consult with his / her advisors (such advisors shall not include the Company or anyone on the Company’s behalf) as Participant deemed fit.

8.	Participant hereby confirms that he /she received reasonable opportunity to review the Plan and understand its terms, and that Participant agrees to the terms and provisions of the Plan.

9.	The Participant acknowledges and agrees that the Company may be merged, or acquired or sold to a third party, and in such case, by signing this Agreement, the Participant grants the Board, or anyone on behalf of the Board, the right to sign on behalf of such Participant any document or agreement reasonably necessary, in the Board’s discretion, in order to consummate such acquisition, merger or sale.

10.	Participant hereby confirms that he /she is aware of the provisions of Section 102 (the updated Section 102 is attached hereto as Schedule A) and the applicable Tax Method.

11.	Participant shall not exercise shares (as such term is defined in Section 102) before the Release Term.

12.	Participant agrees to the terms in the Trust Agreement (attached hereto as Schedule B).

[Sections 10 – 12 are applicable only to grants under Appendix A]

Sincerely yours,

Alcobra Ltd.		[Participant]

By:	Name:
Title:

Alcobra Ltd. – 2010 Incentive Option Plan

[for consultants]

Option Grant Letter Agreement

This letter agreement (the “Agreement”) is made is made as of _______ __, 20__, by and among Alcobra Ltd. (the “Company”), an Israeli Company with main place of business at [Address], Israel, and _________, an [Israeli citizen], I.D number _______ (the “Participant”).

Whereas	The Company adopted an Incentive Option Plan (together with applicable Appendixes, the “Plan”), a copy of which was reviewed by the Participant; and

Whereas	The Company resolved to grant to the Participant an Option Grant, subject to the terms and conditions herein; and

NOW, THEREFORE, it is agreed as follows:

1.	All terms not defined herein shall have the meaning ascribed to them in the Plan.

2.	The Company resolved to grant certain options (the “Option Grant”) to purchase the Company’s Ordinary Shares to the Participant.

3.	The terms of the Option Grant are as follows:

3.1.	Number of Options: _______ (____________________).

3.2.	Vesting Schedule – as defined in the Plan / ___________________. [Choose the relevant alternative]

3.3.	Vesting Commencement Date: _____ __, 200_.

3.4.	Exercise Price per options: US$____ per share.

3.5.	[Acceleration Terms: ________________________]

4.	The grant of the Option Grant is conditioned upon, and shall not become effective unless and until the Participant agreeing to the terms of this Agreement.

5.	Contact details and personal details of the Participant as supplied by it:

5.1.	Full name: _________.

5.2.	Identification / registration number: _____________. [For Israeli citizens or entities]

5.3.	Address: ______________.

5.4.	Telephone (home): _________.

5.5.	Cellular Phone: ____________.

5.6.	Facsimile: __________.

Alcobra Ltd. – 2010 Incentive Option Plan

5.7.	E-mail: ____________.

6.	The grant is made in accordance with the terms of the Plan.

7.	Prior to signing this Agreement Participant had the reasonable opportunity to review the Plan and consult with his / her advisors (such advisors shall not include the Company or anyone on the Company’s behalf) as Participant deemed fit.

8.	Participant hereby confirms that he /she received reasonable opportunity to review the Plan and understand its terms, and that Participant agrees to the terms and provisions of the Plan.

9.	The Participant acknowledges and agrees that the Company may be merged, or acquired or sold to a third party, and in such case, by signing this Agreement, the Participant grants the Board, or anyone on behalf of the Board, the right to sign on behalf of such Participant any document or agreement reasonably necessary, in the Board’s discretion, in order to consummate such acquisition, merger or sale.

Sincerely yours,

Alcobra Ltd.		[Participant]

By:	Name:
Title:

Alcobra Ltd. – 2010 Incentive Option Plan

Exhibit B

Form of Exercise Notice

To: Alcobra Ltd. (the “Company”)

Attention: Secretary, CFO

1. Exercise of Option. Effective as of today, _________ ___, 200_, I the undersigned ("Participant") hereby elects to exercise Participant's option to _________ Shares, each 0.01 NIS par value of the Company (hereinafter the: “Shares”), under and pursuant to the Company’s 2010 Incentive Option Plan (the "Plan") and the Option Grant Letter Agreement dated ________ __, 200_ (the "Option Agreement").

2. Delivery of Payment. Participant herewith delivers to the Company the full payment for the Shares/Participant herewith delivers to the Company an irrevocable direction to a securities brokers approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or to the Trustee][Cross out the irrelevant options], as set forth in the Option Agreement.

3. Representations of Participant. Participant acknowledges that Participant has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

4. Rights as Shareholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Shares, notwithstanding the exercise of the Option. The Shares shall be issued to Participant as soon as practicable after the Option is exercised. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance of the Shares.

5. Waiver of Rights. The Participant hereby waives any of the following rights to the extent such rights are attached to the Shares: (i) pre-emptive rights in relation to issuance of new securities in the Company; (ii) rights of first refusal in relation with any sale of shares of the Company; (iii) co-sale rights in relation with any sale of shares of the Company

5. Tax Consultation. Participant understands that Participant may suffer adverse tax consequences as a result of Participant's purchase or disposition of the Shares. Participant represents that Participant has consulted with any tax consultants Participant deems advisable in connection with the purchase or disposition of the Shares and that Participant is not relying on the Company or any Related Entity for any tax advice.

Submitted by:
PARTICIPANT

Signature:

Print Name:

Address:

Alcobra Ltd. – 2010 Incentive Option Plan

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